                        KINKO'S AGREEMENT WITH GENISYS

             Acquisition, Modification, and Implementation of the
                                    Genisys
                     Enterprise Project Management System
                   Consulting and Software License Agreement

     THIS AGREEMENT is made as of this 1st day of August, 1999 ("Effective Date") by and between Genisys Information Systems, Inc., a Colorado corporation with offices at 654 North Belt East, Suite 310, Houston, Texas 77060, its affiliates and subsidiaries (collectively "Genisys" or "Consultant") and Kinko's, Inc., a Delaware corporation with offices located at 255 West Stanley Avenue, Ventura, California 93002-8000, (hereinafter referred to as "Kinko's").

A. Kinko's owns and operates more than 900 retail service locations that provide a variety of business services and reproduction products to commercial and retail customers around the world under the trademark, Kinko's(-Registered Mark-).

B. Consultant provides software applications and consulting services designated to facilitate the integration and management of project information to enable organizations to improve business performance.

C. Consultant has been providing services from time to time for Kinko's since on or about July 13, 1999. Kinko's and Consultant desire to memorialize their agreement regarding such services on the terms and conditions contained herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which hereby acknowledged, the parties agree as follows:

1. Engagement of Consultant. Kinko's hereby engages Consultant to perform consulting services from time to time, as specifically agreed and described in this Agreement and on each schedule issued hereunder and attached hereto and incorporated herein by this reference (collectively "Services"). Consultant hereby accepts the engagement, and agrees to perform the Service upon the terms and conditions set forth herein. Additional schedules may be added fromtime to time as mutually agreed between the parties. The term "Services" as used herein shall include all services and deliverables described in all schedules attached hereto. Consultant may be required to perform Services at the Kinko's offices located at 255 W. Stanley Avenue, Ventura, California, Consultant's Houston office, or at another location as may be authorized in writing by Kinko's. To the extent that any provision of any schedule(s) attached hereto and incorporated herein conflicts with any provision of this Agreement, the specific provision of the schedule(s) shall take precedence over this Agreement.

2. Term. This Agreement shall remain in effect from the Effective Date through July 12, 2000, unless terminated sooner in accordance with the provisions of this Agreement ("Term"). Each schedule issued hereunder may define its own term which may extend beyond the Term of this Agreement in which case the terms and conditions of this Agreement shall survive and continue through the expiration date of each respective schedule. The Term of this Agreement may be extended by the mutual written consent of the parties as evidenced by an amendment to this Agreement.

3. Consultant agrees to provide to Kinko's, if requested, periodic written reports if its activities in sufficient detail to evidence the nature and scope of the Services provided, and to provide work products and related documents such as trip reports indicating persons visited and subjects discussed, minutes of meetings and collateral memoranda and reports.

4. Consulting Fees and Expenses. For Services rendered under this Agreement, Consultant shall be paid in accordance with the applicable Schedule(s) attached hereto. Consultant shall submit invoices for all Services rendered hereunder in accordance with the applicable schedule attached hereto. Upon presentation of such invoices in form and detail satisfactory to Kinko's, Kinko's shall make payment within thirty (30) days of receipt of an acceptable invoice. If Kinko's makes payment within ten (10) days of the date of receipt of the invoice, Consultant will allow for a one percent (1%) early payment discount of the amount billed. Except as may otherwise be provided in any Schedule, Consultant shall be entitled to reimbursement of certain expenses in accordance with Kinko's expense reimbursement policies. All expenses must be preapproved by Kinko's and shall be supported by appropriate documentation.

5. Staffing, Fiduciary Standards and Conflict of Interest. (A) Staffing. If Consultant assigns employees or agents to perform the Services or any portion thereof under this Agreement, then in such event, such parties shall be adequately trained to perform the Services ("Team") and informed of the relevant terms and conditions of this Agreement. Consultant agrees to allow Kinko's the right to approve each member of the Team who will then be listed on the applicable Schedule attached hereto. Consultant shall not remove any person from the Team unless Kinko's is given ten
     (10) business days prior written notice of such change, along with the names of potential replacements. In the event Kinko's finds any of the Consultant's personnel unsuitable, Kinko's shall notify Consultant. Consultant must submit replacement candidates for Kinko's approval within five (5) days following receipt of such notice. (B) Fiduciary Standards and Conflict of Interest. At all times during the performance of Consultant's, its employees, agents and/or subcontractors, if any, duties under this Agreement, each party shall adhere to the highest, fiduciary standards, ethical practices and standards of care and competence. During the period of their respective assignment to perform Services under an applicable Schedule, Consultant's Team members performing such Services shall not concurrently provide services to the named competitors of Kinko's identified in the attached "Listing of Kinko's, Inc. Competing Organizations" ("Kinko's Competitor List") which is incorporated herein by this reference. Kinko's may amend the Kinko's Competitor List from time to time upon written notice to Consultant. If Consultant is currently performing Services for a newly identified competitor, Consultant may continue such engagement and such engagement shall not be a breach of this section. Consultant shall not otherwise be prohibited from providing consulting services to other persons and organizations. Consultant shall devote such reasonable time, effort, and attention to the performance of Consultant's Services under this Agreement as Kinko's deems reasonably necessary under the circumstances. Consultant shall be liable for the acts of its agents and employees.

6. Compliance with Laws. Consultant shall, at its sole expense, promptly comply with all lawful statutes, ordinances, rules, orders, regulations, and requirements of the federal, state, local or municipal governments now in force or hereafter enacted insofar as the conduct of business and its performance of the Services and all of its other obligations pursuant to this Agreement throughout the term of this Agreement including without imitation, all applicable requirements of the Fair Labor Standards Act, as amended.

7. Indemnification by Consultant. Consultant shall indemnify, defend and hold harmless Kinko's, its affiliates, subsidiaries or assignees, and their respective directors, officers and employees, agents and shareholders from and against all losses, claims, actions, liabilities, damages and all expenses incidental to such claims or actions, (including without limitation reasonable attorneys' fees and costs), based upon or arising out of damage to property or injury to persons or other tortious acts caused by the negligent acts, errors or omissions of Consultant or any person whom Consultant is legally responsible;; or any untrue or inaccurate representation made in the course of performance under this Agreement, provided the Consultant's aforesaid indemnity and hold harmless agreement shall not be applicable to any liability based upon the sole negligence of Kinko's.

8. Intellectual Property Infringement Indemnity. Consultant, at its own expense, shall indemnify and hold harmless Kinko's, its subsidiaries, affiliates or assignees, and their directors, officers, employees, agents and shareholders and defend with counsel approved by Kinko's any action brought against same with respect to any claim, demand, cause of action, debt or liability, including attorneys' fees and costs, to the extent that such action, claim, demand, cause of action, debt or liability arises out of a claim that any of the Services or Software (as defined in Schedule A attached hereto and incorporated by this reference) provided hereunder infringes, violates or misappropriates any patents, copyrights, trade secrets, licenses, or other intellectual property rights of any third party. Kinko's may, at its own expense, assist in such defense if it so chooses, provided that, as long as Consultant can demonstrate sufficient financial resources, Consultant shall control such defense and all negotiations relative to the settlement of any such claim. Kinko's shall promptly provide Consultant with written notice of any claim that Kinko's believes falls within the scope of this paragraph. In the event that the Software provided hereunder, or any portion thereof is held to constitute an infringement and its use is enjoined, Consultant shall have the obligation to, at its expense, (i) modify the infringing Software without impairing in any material respect the functionality or performance, so that it is non-infringing, (ii) procure for Kinko's the right to continue to use the infringing Software, or (iii) replace the Software with equally suitable, non-infringing software. If none of the foregoing alternatives are available to Consultant, and an action, claim, demand, cause of action, debt or liability arises during the first twelve
     (12) months of this Agreement then Kinko's at its option; may terminate this Agreement without liability and receive repayment of all monies paid to Consultant. If such action, claim, demand, cause of action, debt or liability arises following such initial twelve (12) month period, then in such event Kinko's, at its own option, may terminate this Agreement without liability to Consultant. Notwithstanding anything herein to the contrary, Consultant may not settle any action or claim without the prior written consent of Kinko's, which consent shall not be unreasonably withheld.

9.   Insurance.

     a. Consultant agrees to maintain at its own expense, during the Term of this Agreement, and for one (1) year thereafter if Consultant's coverage as depicted below is on a claims made basis, with an insurer of insurers acceptable to Kinko's with a current rating by Best of an A-VII or higher, the following insurance coverage:

          (1) Commercial general liability insurance including products/completed operations, blanket contractual liability, and personal injury and advertising injury liability coverage in amounts no less than Five Million Dollars ($5,000,000.00) combined single limit for each single occurrence for bodily injury and property damage and Five Million Dollars ($5,000,000.00) in the general aggregate;

          (2) Disability Insurance, as required by federal or state law, for each of its employees;

          (3) Automobile liability insurance covering owned, non-owned and hired automobiles with a bodily injury and property damage combined single limit in the amount of no less than One Million Dollars ($1,000,000.00) per occurrence; and

          (4) Worker's compensation insurance, as required by law, for each of its employees.

     b. Prior to the commencement date of this Agreement Consultant shall submit to Kinko's a certificate evidencing such insurance and the appropriate additional insurance endorsement evidencing that Kinko's has been named and is covered as an additional insured party on said insurance and, with respect to any claim for which Consultant is obligated to indemnify Kinko's, that said insurance shall be primary coverage before any other similar insurance available to Kinko's. The certificate and/or endorsement, as applicable, shall provide for at least thirty (30) days advance written notice to Kinko's of any cancellation or reduction in such coverage. In the event that Consultant fails to obtain or maintain said insurance coverage as provided herein, Kinko's shall have the right, but not the obligation, to obtain such insurance coverage and bill the Consultant for the cost thereof.

     c. LIMITATIONS ON INDEMNIFICATION. EXCEPT FOR OBLIGATIONS OF INDEMNIFICATION AND BREACHES OF CONFIDENTIALITY UNDER NO THEORY OF LIABILITY SHALL EITHER PARTY TO THIS CONTRACT BE LIABLE TO THE OTHER OR TO ANY THIRD PARTY FOR LOST PROFITS, LOST SAVINGS, LOSS OF INFORMATION OR DATA OR ANY OTHER SPECIAL, INDIRECT, CONSEQUENTIAL OR INCIDENTAL DAMAGES, HOWEVER CAUSED, ARISING IN ANY WAY OUT OF ANY PERFORMANCE OR FAILURE TO PERFORM UNDER THIS AGREEMENT EVEN IF THE PARTIES HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, AND NOT WITHSTANDING ANY FAILURE OF ESSENTIAL PURPOSE OF ANY LIMITED REMEDY.

     d. None of the requirements contained herein as to the types, limits and approval of insurance coverage to be maintained by Consultant are intended to and shall not in any manner limit or qualify the liabilities and obligations assumed by Consultant under this Agreement

10. Independent Contractor. Consultant is and shall continue to be an independent contractor and not an employee of Kinko's and is not authorized to act as or represent itself as an agent of Kinko's for any purpose whatsoever and shall not, commit Kinko's to any agreement, contract or undertaking. Consultant shall not use the Kinko's name on its business cards, stationary or in any promotional material. Consultant shall conduct all of its business in its name and not in the name of or as a representative of Kinko's. The Consultant shall be obligated to pay any and all applicable state, federal and employment taxes applicable to Consultant, its employees, agents and/or subcontractors. Kinko's shall not be responsible to Consultant, its employees, agents and/or subcontractors, or any governing body for any payroll related taxes related to the performance of the Services.

11.  Taxes.

     a. Income Taxes. By reason of the independent status of Consultant, Kinko's is not required to and will not withhold federal, state or local income or any other tax from any payment to Consultant under this Agreement. Consultant agrees to execute the necessary documentation and/or provide such information as Kinko's may need to document the independent status of Consultant. From the information provided by Consultant, Kinko's may file information returns with the United States Internal Revenue Service or similar state or local agencies regarding such payment under conditions imposed by applicable law or regulations.

     b. Sales and Use Tax. Consultant agrees to collect and remit to any taxing jurisdiction in which Consultant is registered all applicable sales and use taxes that may be due under the terms of this Agreement. However, due to the method of delivery required by paragraph 23, no sales or use tax will be due on any software delivered electronically to Kinko's at the location designated by Kinko's.

     c. Property Tax. Consultant shall be liable for all property taxes due on any property to be sold, transferred, or delivered to Kinko's under the terms of this Agreement until such time as title to such property passes to Kinko's.

12.  Termination.

     a. Notwithstanding anything herein contained to the contrary, Kinko's may terminate this agreement at any time, on (14) fourteen days written notice, for default of the Consultant. The following events shall each constitute an event of default: (a) Consultant's failure to perform one or more of its material obligations provided for in this Agreement; or (b) Consultant's failure to maintain in full force and effect the insurance referred to herein above; or (c) Consultant's inability to pay its debts when due, or assignment for the benefit of its creditors, or the filing of any petition under the bankruptcy or insolvency laws of any jurisdiction, county or place, or the appointment or suffer the appointment of a receiver or trustee for its business or property, or adjudication as a bankrupt or an insolvent; (d) Consultant's use of the Kinko's Mark (as hereinafter defined) without the prior written approval of Kinko's. This event of default is not subject to cure.

     b. Effect of Termination for Consultant's Breach: Termination by Kinko's of any Schedule for Services or software support and maintenance due to Consultant's default shall not, unless specifically provided in Kinko's notice of default, affect Kinko's rights to continue using the software provided to Kinko's under any Schedule. This Agreement shall continue in effect as to the license to use any such software. Kinko's shall be entitled to a pro-rata refund of any support fees paid in advance for such software support being terminated.

     c. Termination for Convenience. Unless otherwise specifically provided in any applicable Schedule, Kinko's may terminate support and maintenance for any software product licensed to Kinko's at any time upon thirty (30) days written notice to Consultant. Kinko's shall be entitled to a pro-rata refund of any support fees paid in advance for such software support being terminated. Either party may terminate this Agreement at any time for any reason or no reason upon thirty (30) days prior written notice. Notwithstanding the foregoing, if Kinko's terminates this Agreement under this section, Kinko's sole obligation shall be to pay Consultant for Services performed up through the date of the termination notice in accordance with any applicable Schedule; and if Consultant terminates this Agreement under this Section, such termination shall no affect any software license granted to Kinko's hereunder or license to use the Creations and deliverables provided to Kinko's under any applicable Schedule. Such termination shall not affect Consultant's obligation to complete the Services outlined in any Schedule.

13. Confidentiality and Non-Disclosure. Both parties acknowledges that during the performance of Services hereunder, each party will have access to certain of the other party's information, including without limitation, technology, trade secrets, know-how, inventions, techniques, documents, processes, schematics, drawings, contracts, customer lists, financial information, computer programming code, methods of conducting business, sales and marketing plans and information, and business plans relating to the disclosing party's business which are proprietary and confidential to the disclosing party (the foregoing, as well as all information and materials developed pursuant to this Agreement, are collectively referred to as "Confidential Information"). Confidential Information shall also include, without limitation, any software, documentation, computer programming code, processes, financial information or other information of third parties which the disclosing party is required to maintain as Confidential Information. All such third party property is also referred to herein as Confidential Information. Both parties agrees that all items of Confidential Information are proprietary to the disclosing party or such third party, as applicable, and shall remain the sole property of the disclosing party or such third party.

     Each party agrees that all of its employees, agents and/or subcontractors engaged by participating in the performance of Services under this Agreement, shall be bound by the same confidentiality requirements as those contained herein pursuant to a written agreement between said party and such employee, agent and/or subcontractor.

     Each party agrees as follows: (i) To use the Confidential Information only for the purposes described herein; to not reproduce the Confidential Information; to hold in confidence and protect the Confidential Information from dissemination to and use by anyone not a party to this Agreement; and to not use the Confidential Information to benefit itself of others, except as contemplated by the terms of the applicable Schedule and this Agreement. Except as provided for under the applicable Schedule and this Agreement, neither party shall acquire any rights in the other party's Confidential Information and may not create any derivative work from such Confidential Information; (ii) To restrict access to the Confidential Information to its personnel, if any, who (a) have a need to have such access and (b) have been advised of and have agreed in writing to treat such information in accordance with the terms of this Agreement;
     (iii) To return all Confidential Information in its possession upon termination of the applicable Schedule or upon request, whichever occurs first; and (iv) To hold in confidence information and materials, if any, developed pursuant to the consulting services hereunder. The provisions of this Section 14 shall survive termination or expiration of this Agreement and any of its Schedules.

14.  Acceptance and Warranty. Consultant represents and warrants as follows:

     a. That the Services provided hereunder do not infringe any copyright, trademark, patent or other intellectual property rightof any third party.

     b. That all Services provided hereunder shall be performed in a professional and competent workmanlike manner.

     c. That all Services covered by this Agreement will conform with the applicable Schedule(s) attached hereto, including the mutually agree "Final Design Document" as defined and described in Schedule A attached hereto and incorporated by this reference.

     d. That Consultant is adequately funded and will remain adequately funded throughout the Term of this Agreement to conduct its business and perform the obligations as provided herein.

     e. Consultant agrees that these warranties shall survive acceptance of the Services by Kinko's. The warranties hereunder shall inure to the benefit of Kinko's, its successors and assigns, customers and users of its products.

     f. All Services and deliverables provided hereunder are subject to Kinko's review, inspection and acceptance during the performance of this Agreement including, without limitation, to final inspection and acceptance.

15. Year 2000 Compliance. Consultant warrants that the Services, Software, Documentation and deliverables supplied hereunder, or associated with the development, manufacture, delivery or support of products or services hereunder shall accurately calculate dates up to, during, and after the Year 2000 including leap year calculation capabilities required for century date recognition, calculations which accommodate the same century and multi-century formulas, and processing date values that reflect century dates. All Services, Software, Documentation and deliverables, individually and in combination, shall also provide correct results when moving forward and backward in time across the Year 2000.

16. Attorney Fees. In the event that any dispute between the parties should result in litigation or arbitration, the prevailing party in such dispute shall be entitled to recover from the other party all reasonable fees, costs and expenses or enforcing any right of the prevailing party, including without limitation, easonable attorney's fees and expenses.

17. Assignment. This Agreement and the rights, duties, and obligations hereunder may not be assigned or delegated by Consultant without the prior written consent of Kinko's. This Agreement shall be binding upon and inure to the benefit of the parties, and their respective successors and assigns.

18. Prohibition Against Use of Trademark. In order to preserve the value of the Consultant's and Kinko's respective name and/or any trademarks, service marks, or tradenames (collectively, "Mark") neither the consultant nor the Kinko's shall make any use of any of the other's Marks for any reason, including but not limited- to, advertising, press releases, or other publicity, except upon the written authorization of the releasing party in each instance.

19.  Notices

     a. All notices or communications permitted or required hereunder must be in writing, delivered in person or transmitted by Registered or Certified United States Mail, postage prepaid return receipt requested, addressed as follows, unless such address is changed by written notice: General Counsel, Kinko's, Inc., Legal Department 255 West Stanley Avenue, Ventura, CA 93002-8000. If to Genisys: GENISYS Information Systems, Inc., Attn: Craig Crawford, 654 North Belt East, Suite 310, Houston, Texas 77060.

     b. Anything herein contained to the contrary notwithstanding, written reports required by Paragraph 3 hereof, and invoices and payments hereunder, may be transmitted to the parties' addresses and to the persons indicated herein by First Class United States Mail or by facsimile.

20. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

21. Books and Records. Consultant shall keep all usual and proper records related to the performance of Services described in this Agreement as required in accordance with Generally Accepted Accounting Principles at its principal place of business for a period of two (2) years following the expiration or termination of this Agreement. Kinko's reserves the right, upon seven (7) days notice, to audit Consultant's records, only as such records relate to services under this contract, for the purpose of verifying Consultant's compliance with the performance of Services pursuant to the terms of this Agreement during the term of this Agreement and for a period of two (2) years thereafter. Such audits shall be conducted during normal business hours in such a manner as to not unreasonably interfere with the normal business operations of Consultant and shall be paid for by Kinko's unless material discrepancies are disclosed. "Material" shall mean a discrepancy of five percent (5%) or higher between the amounts billed to Kinko's and amounts detailed in the pricing structure under this Agreement. If Material discrepancies are disclosed, Consultant agrees to promptly reimburse Kinko's for the costs associated with the audit. Consultant agrees to promptly correct any deficiencies detected in an audit and shall promptly refund any overpayments disclosed by such audit, or Kinko's may, in its election, set-off any such overpayment against any monies subsequently due by Kinko's to Consultant.

22. Survival. The obligations of either party hereunder with respect to paragraphs 7. Indemnification; 8. Intellectual Property Infringement Indemnity; 13. Confidentiality and Non-Disclosure;. 14. Acceptance and Warranty; 15. Year 2000 Compliance; 16 Attorney Fees; and 18. Prohibition Against Use of Trademark; and 20 Governing Law; shall survive termination of this Agreement and remain binding on the parties.

23. Electronic Delivery. Any Software delivered hereunder, shall be transmitted electronically via the Internet or a modem at an electronic location designated by Kinko's or Consultant, as the parties shall agree. In lieu of electronic delivery, Consultant or an authorized agent of Consultant, shall deliver the Software via the "load and leave". process to a Kinko's location in California. As used herein "load and leave" shall mean that Consultant or its authorized agent shall install the Software on Kinko's equipment, as Kinko's shall direct, and Consultant, or its agent, as applicable, shall immediately remove the Software media from Kinko's premises. Consultant shall retain possession and control of the Software media at all times. At no time shall title or possession of the Software media pass to Kinko's.

24. Parties in Interest. Except as expressly provided in law controlling on the subject matter and the parties to this Agreement, nothing in this Agreement shall confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to this Agreement and their respective successors and assigns nor shall anything is this Agreement relieve or discharge the obligation or liability of any third person to any party to this Agreement, nor shall any provision give any third person any right of subrogation or action over or against any party to this Agreement.

25. Headings. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

26. Interpretation. In the event any claim is made by any party hereto relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a party or its counsel.

27. Multiple Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

28. Entire Agreement. This Agreement contains the entire Agreement between the parties hereto and supersedes any prior understandings, commitments, or agreements, oral or written, with respect to the subject hereof. This Agreement shall not be modified, varied or amended except by a written instrument of subsequent date duly executed by an authorized representative of each party. If any provision of this Agreement is found invalid, unenforceable, or illegal by any court of competent jurisdiction, any such finding shall not affect the validity of the remaining provisions which shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first written above.


GENISYS INFORMATION                KINKO'S, INC.,
SYSTEMS, INC.                      a Delaware corporation
"Consultant"


By:                                By:
   ---------------------------        ------------------------------
Name: Craig Crawford               Name:   Ross Waddell
Title: President                   Title: Vice President, Real Estate
                                           and Purchasing
Date: 12/10/99                     Date:   12/10/99
     -------------------------          ----------------------------

*Must be individual of the organization authorized in writing to legally bind the organization


PLEASE BE ADVISED THAT ADDITIONS, DELETIONS, MODIFICATIONS OR INTERLINEATIONS TO THIS AGREEMENT WILL NOT BE ACCEPTED UNLESS FULLY INITIALED BY ALL PARTIES WHO HAVE EXECUTED THIS AGREEMENT.

                LISTING OF KINKO`S.INC. COMPETING ORGANIZATIONS


Quick Printers
--------------
Alphagraphics
American Speedy
Copy Club
Franklin's (owned by ICED)
Henry Armstrong
Ink Well  (owned by ICED)
Insty -Prints
Kwik Kopy  (owned by ICED)
Lazerquick
Minuteman Press
PIP Printing
Quick Print (XYAN)
Signal Graphics
Sir Speedy
Transamerica Printing
Triangle Repro Centers

Mail & Ship Companies
---------------------
Mail Boxes, Etc.(MBE)

Office Supply Superstores
-------------------------
OfficeMax/Co Max
Office Depot
Staples

Office Equipment Companies
--------------------------
Danka (Kodak)
Ikon
Lanier (division of Harris)
Pitney Bowes
Xerox

Retail
------
TRM Copy Centers Corp.
Your Office USA

Commercial Printers
-------------------
Banta Corp.
Big Flower Press
Corporate Express
Moore Co.
Quad/Graphics
Quebecor Printing
R.R. Donnelly & Sons
Standard Register
Wallace Computer Services
World Color Press

Paper Companies
---------------
Action Communications, Inc.
American Greetings
Ampad Corporation
Beaver Print
Colors by Design
Computer Sensations
Domtar Papers
Fitzgraphic
FMI
Geographics, Inc.
Graphics Papers
Great Papers
Hallmark
Idea Art
MM Design
Mead School & Office Products
Micro Format
Paper Access
Paper Adventures
Paper Company
Paper Showcase
Papers by Design
Pride Paper
Queblo
Quill
Rediform
Reliable
Sonborn
Taylor Corporation
Viking
Williamhouse Regency
Z-International

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                                  SCHEDULE A
                                      To
                   Consulting and Software License Agreement
          between Genisys Information Systems, Inc. and Kinko's, Inc.

             Acquisition, Modification, and Implementation of the
                 Genisys Enterprise Project Management System



General Description of Services:

GENISYS (herein also referred to as "Consultant") will implement and configure its Genisys Enterprise Project Management system (collectively "GEM", or "Software") to create a project management tool (the "GENISYS Application") for Kinko's that conforms to the requirements described herein and in the Final Design Document. If there is a conflict in the Deliverables of this Schedule A and the Final Design Document, the provisions of the Final Design Document will prevail. The purpose of the GENISYS Application is to efficiently track and manage Kinko's real estate development program. The GENISYS Application tool will be comprised of the GEM Software and will use Microsoft SQL 7.0 for its database with Microsoft Project 98 as the scheduling engine.

The GEM Software is a state-of-the-art project management tracking and reporting tool that shall enable Kinko's to manage and monitor large projects more effectively. Mission critical information shall become available to all levels of Kinko's management through the integration of Internet browsers and web pages into the GEM system and shall enable appropriate users to access and query project information across the Kinko's enterprise.

I.   Scope of Work

     A. Consultant shall configure its GEM for Kinko's Consultant Project as follows:

          1. Consultant will work with the Kinko's development team, including a Kinko's retained consultant, The McIntosh Group, (collectively, "Kinko's Team") to complete a needs assessment as specified by Kinko's prior to beginning the design of the final system.

          2. Consultant will produce a system design document ("Final Design Document") for Kinko's Team approval that describes all of the components and how they will be used at Kinko's. Consultant shall deliver the Final Design Document to Kinko's within five
               (5) days after full execution of this Agreement. Kinko's will have seven (7) days after receipt of the Final Design Document or seven (7) days after full execution of this Agreement, whichever is later, to accept the Final Design Document or provide Consultant with comments on this Document. If additional iterations of the Final Design Document are made, Kinko's will have seven (7) days in which to accept the Final Design Document as modified from the date of resubmission by Consultant. Consultant will have seven (7) days to make the requested revisions. If no comments are received within seven
               (7) days, the Final Design Document as last submitted to Kinko's will be considered accepted by Kinko's.

          3. Consultant will develop scheduling templates that will be used to populate the Kinko's database. These templates will be accessible from a Kinko's web site for creating new project plans and shall be developed in coordination with Kinko's.

          4. Consultant will convert Kinko's existing access database for Kinko's Real Estate Project Management Information System ("KinkoBuilder") to populate the GEM. The GEM shall contain all of the data in KinkoBuilder excluding those fields that appear on the Details tab, which can be contained in the fields of the Microsoft Project 98 database schema. The exact data mapping will be defined in the Final Design Document. Data converted will be synchronized by Consultant, however Kinko's is responsible for validity/ accuracy of such data.

          5. Consultant will configure and implement its GEM status module and GEM web generation module to meet the design requirements listed in the final system design document as described in subparagraph I. A. 2. above.

          6. Consultant will work with Kinko's senior management or their designees to implement the GEM business rules and those specified by Kinko's Team as agreed upon in the Final Design Document.

          7. Data contained within the Kinko's Real Estate Project Management Tool defined below in paragraph II. A. will be based on the data that can be contained within the fields in Microsoft Project 98.

          8. Consultant will provide training documentation for each module within the solution in electronic format such that Kinko's can modify the documentation to tailor Kinko's needs for training and ongoing documentation purposes.

          9. Consultant will conduct four (4) levels of training for Kinko's users in Kinko's Ventura, California offices. Level 1 is for web viewers to gain an understanding of the GEM Kinko's web site and how to use it. Level 2 is for Kinko's users who will use the web for statusing and creating new projects. Level 3 is for Kinko's users who need training in the use of Microsoft Project 98. Level 4 is for Kinko's users in need of administration training. Kinko's is responsible for providing the facilities and required computer and audio/visual equipment. A total of thirty-eight (38) hours of training will be allocated as follows:

                              Maximum                       Number
                              Attendees                       of
Level     Description         per class      Hours/class    Classes
-----     ----------------    ----------     -----------    --------

1         Web Viewers              100                 6         1
2         Editors                  16                  16        3
3         MS Project 98            8                   8         1
4         Administrator            8                   8         1



          10. Consultant shall at Kinko's request provide assistance, including without limitation, in creating custom reports and views; modeling a trainer class; and developing a recommended next phase plan for the progression of the scheduling/ status tools at an additional cost as agreed between the parties before additional work has begun.

          11. Consultant shall develop and test the GEM to enable the GEM to accommodate Netscape Navigator.

II.  Real Estate Project Management Tool Requirements

     A. Hardware/ Software Requirements: The following hardware and software requirements will apply.

          1. The Kinko's co-worker's computer must be using one of the following operating systems: Windows 95, Windows 98, or Windows NT (version 4.0 or later) at Kinko's cost.

          2. The Kinko's co-worker's computer will be able to access an MS SQL 7.0 database located on a network data server at Kinko's cost. If the Kinko's co-worker's computer is located at a site not serviced by Kinko's corporate network, it must be capable of accessing the Kinko's corporate network via the Internet. Connections to the Internet are Kinko's responsibility.

     B.   Consultant Application Requirements

          1. The Consultant Application will run on the Kinko's co-worker's computer. It will access data stored in an MS SQL database located on a Kinko's network data server. The data server will be accessible from any remote location using the current Kinko's Intranet architecture.

          2. The Consultant Application will provide the Kinko's graphical user interface features of a typical windows-based application.

          3. The Consultant Application will be the primary data capture tool. Such application shall contain a security feature that enables a "system administrator" to grant or restrict a Kinko's coworker's capability to add, delete, modify, or view the data.

           4. The Consultant Application will provide the capability to print pre-defined reports as listed in Section C below. The data contained in the reports shall be able to be filtered and printed at runtime. Reports will be a combination of Microsoft Project Views; Web Page Views; and Crystal Reports with drill down capability. The pre-defined reports will be designed based upon the example reports listed below in Section C.

          5. The Consultant Application will provide the capability to build, clear, and run queries based on most of the fields in the database.

     C. Report Requirements: The following reports will be able to be filtered at runtime on the following data columns: personnel, division, branch opening year; and scope. In the event that the report requirements change by the delivery date, the Consultant will make every effort to substitute, replace or deliver an equivalent report. Any reports requested beyond those provided herein and which are not a substitute, replacement or equivalent report will be provided at an additional cost to be mutually agreed between the parties before the report is provided.

          1.   Management Reports

               a. New Branch Opening Calendar Report: Purpose is to provide operations and corporate executive management with a list of openings for a specified period into the future. It is used in real estate task force meetings held every-other week. Summarizes a list of projected and actual NEW BRANCH openings by period (month). Organized at summary level and by division.

               b. Program Summary Report: Purpose is to provide operations and corporate executive management with a "report card" illustrating the status of the overall program against plan. Summarizes openings for a defined program year in terms of project scope and class. Organized at summary level and by division.

          2.   Real Estate Reports

               a.   Real Estate Key Measures Report: No description available.

               b. Real Estate Report For Real Estate Meeting: Purpose is to provide operations with an update of the status of the program and is a means to surface and resolve key issues between real estate and operations. Status of projects organized first by division, then status (open, dead, active/hold), then area, then opening date.

               c. REM Report: Purpose is to provide REM's with a day-to-day working tool to manage their individual projects. Status of projects for a specific REM, organized first by status (active/hold only), then by area, then by location (state, city?). Contains key information and a look ahead feature.

               d. SIR Authorize To Proceed/Design In Report: Purpose is to communicate to design the key information that initiates the design-in milestone.

               e. Signage Proposal Request Report: Purpose is to communicate to sign vendor the key information that authorizes sign proposal. Report is generated available on the Web Site and can be printed to a hard copy. All key information for a single project along with special instructions, contacts, etc.

          3.   Design Reports

               a. Architect/ATP (By Scope) Report: Purpose is to communicate to the architect the key information that initiates site investigation report, space plan and construction documents. Report is generated available on the Web Site and can be printed to a hard copy. All key information for a single project along with special instructions, contacts, etc.

               b. Equipment List Request Report: Purpose is to communicate to the AVP the key information that initiates the equipment list preparation. Report is generated available on the Web Site and can be printed to a hard copy. All key information for a single project along with special instructions, contacts, etc.

               c. Design And Image Key Measures Report: Purpose is to provide the director with summary level information about the performance of his/ her department. Key performance measures include durations between milestones, variance from norms, workload and are organized by department, by division, by area and by individual manager (PM, Senior designer).

               d. Design Report For Real Estate Meeting: Purpose is to provide operations and real estate with an update of the status of the Design & Image function's responsibilities within the program and is a means to support real estate in surfacing and resolving key issues between real estate and operations. Note: The purpose is not for surfacing and resolving issues between Real Estate and Design. Status of projects organized first. by division, then status (open, dead, active /hold), then area, then opening date.

               e. Permit Summary Report: Purpose is to provide management with historical information about the duration of permitting for planning purposes and perspective. List of projects that have completed permitting organized by division and area with their permit in and out dates and length of time in days, with average durations summarized by division, area, project manager.

               f. Pending Permits Report: Purpose is to provide management and others with a specific view of the status of projects in permitting within a division and area. List of projects that are in permitting organized by division and area with their permit in, permit due dates and comments. First sort within area will be overdue by length of time overdue (longest to shortest), then sorted by due date.

               g. PM Report: Purpose is to provide PM's with a day-to-day working tool to manage their individual projects. Status of projects for a specific PM, organized first by status (active/hold only), then by area, then by design status (SIR, Space planning, CD's, Permitting, Construction) location (state, city?). Contains key information and a look ahead feature.

               h. Designer Report: Purpose is to provide Designers with a day-to-day working tool to manage their individual projects. Status of projects for a specific Designer, organized first by status (active/hold only), then by area, then by design status (space planning, CD's), then by location (state, city?). Contains key information and a look ahead feature.

III. Fees

     A. Kinko's agrees to pay Consultant the following sums for Services and GEM Software, Maintenance and Support:

          1.   GEM Software License:

               a. Twenty Five Thousand Dollars ($25,000.00), payable upon full execution of this Agreement.

          2. Services: Kinko's agrees to pay Consultant the following hourly rates for Services depending on the title of the Team member performing the Services. The total fees payable under this Schedule for the Services outlined herein shall not exceed the sum of One Hundred Twenty Three Thousand Five Hundred Dollars ($123,500.00).

                    Principal or Senior Manager        250.00/per hour
                    Project or Technical Manager       185.00/per hour
                    Senior Developer                   165.00/per hour
                    Senior Staff Consultant            150.00/per hour

          3. Changes: Any changes requested by Kinko's which materially affects Consultant's services resulting in an increase or decrease in the scope of effort required by Consultant described herein shall be referred as a "Change." If the Change decreases the scope of effort required by Consultant, Consultant shall submit its proposal for the associated decrease in Consultant's cost of Services. If the Change materially increases the scope of effort required, Consultant shall submit a written proposal for any equitable adjustment in fees directly associated with the scope of such Change. Consultant shall submit all proposals to Kinko's designated co-worker. All such Changes shall be negotiated in good faith and mutually agreed upon between the parties and shall require a written amendment to this Agreement.

     B.   Travel Expenses.

          Kinko's shall pay Consultant for Consultant's reasonable out of pocket expenses such as transportation, hotels, meals, on-line data base fees and telephone, necessarily incurred by Consultant while performing Services at Kinko's specific request not to exceed the total sum of Twenty One Thousand Dollars ($21,000.00). These expenses are in addition to the fees described in Section A.2. above. Any expenses in excess of Twenty One Thousand Dollars ($21,000.00) shall require Kinko's prior written consent pursuant to
          Section 4 of this Agreement.

     C.   Invoices.

          Invoices shall be submitted at least monthly to Kinko's designated co-worker. All invoices shall contain the following detail: (a) Consultant's hours where hourly work is involved; (b) a description of Services performed by Consultant substantiating the hours worked as applicable; (c) identify project by name as such project is defined by Kinko's designated co-worker; (d) other information as reasonably required by Kinko's. Invoices shall be payable in accordance with Section 4 of this Agreement; and (e) for any invoice containing charges relating to software licensing, the invoice shall state that the Software is being transmitted electronically via the Internet or modem to Kinko's, or via the "load and leave" process to a Kinko's location in California.

IV.  Deliverables

     A. Electronic Delivery. Any Software delivered hereunder, shall be transmitted electronically via the Internet or a modem at one electronic location designated by Kinko's or Consultant, as the parties shall agree. In lieu of electronic delivery, Consultant or an authorized agent of Consultant, shall deliver the Software via the "load and leave" process to a Kinko's location in California. As used herein "load and leave" shall mean that Consultant or its authorized agent shall install the Software on Kinko's equipment, as Kinko's shall direct, and Consultant, or its agent, as applicable, shall immediately remove the Software media from Kinko's premises. Consultant shall retain possession and control of the Software media at all times. At no time shall title or possession of the Software media pass to Kinko's.

     B. Consultant's "Deliverables" may be in the form of hardcopy or softcopy graphics, electronic files, written documentation, written comments, or other tangible form ("Deliverables"). All documentation shall be provided in the Kinko's specified softcopy version, and/or software version on disk with a hard copy for each Deliverables, as specified by Kinko's, providing the format can be produced using one of Microsoft's standard Office Suite products (i.e. Word, Excel, PowerPoint, Access). Certain Deliverables may be delivered to Kinko's in Adobe Acrobat format.

V.   Consultant's Team

     The Team assigned to perform the Services under this Agreement shall be Consultant's Sr. Vice President; Sr. Project Manager; Los Angeles Area Representative; and a Sr. Developer. Team members may be changed pursuant to Section 5. of the Agreement.

VI.  Kinko's Team

     Kinko's designated co-worker(s) under this Agreement shall be Mike Marvin or his respective designee(s).

     Kinko's Team assigned under this Agreement shall consist of Kinko's Program Manager; Kinko's Project Manager, Kinko's Lease Administration Manager; Kinko's Director of Real Estate; Kinko's Director of Design and Image; Division Counsel, Eastern Division; or each of their respective designee(s).

VII. Term

     The Term of this Schedule A shall begin as of the Effective Date and continue through February 15, 2000 or until Kinko's has accepted Consultant's completed performance of the Services, unless terminated sooner in accordance with the provision of this Agreement. Subsequent phases of work will be addressed in additional schedule(s) to the Consulting and Software License Agreement as mutually agreed upon by Consultant and Kinko's.

VIII.     Warranty

     Consultant hereby warrants that the GEM Software developed by Consultant provided hereunder will contain features and functionality that Kinko's agreed to in the Final Design Document. Such warranty shall be in effect for one hundred and twenty (120) days from acceptance of the Software by Kinko's. Acceptance of Software shall begin after Consultant has installed the GEM Software. Kinko's shall conduct all its own testing against the criteria established in the Final Design Document. In the event that the GEM Software fails to meet the criteria established in the Final Design Document as shown from the results of Kinko's testing and provided in writing by Kinko's to Consultant, Consultant will have thirty
     (30) days from Kinko's notice in which to correct such defect and cause the GEM Software to fulfill the Final Design Document's criteria. In the event Consultant is unable to cause the GEM Software to fully fulfill the criteria as defined in the Final Design Document, Kinko's shall be entitled to a refund as follows: (a) If the GEM Software as a result of such defect or failure to meet the Final Design Document specifications is unusable for Kinko's purposes as described in this Agreement and as specified in the Final Design Document, then Kinko's shall be entitled to an immediate refund of up to the $25,000 paid to the consultant for the software. Kinko's shall remove and return to Consultant all copies of the Software or certify that such Software has been destroyed; or (b) if Kinko's desires to retain the Software despite the fact it does not fully meet the Final Design Document specifications, then Kinko's shall receive a prorata refund of the $25,000 software fee which are attributable to the feature or function that is not performing as provided in the Final Design Document.

IX.  Kinko's Approval

     Approval of Services and Deliverables. Services and Deliverables provided to Kinko's by Consultant hereunder shall be reviewed and approved by Kinko's designated co-worker. Kinko's shall accept or reject each. Deliverable in writing within fifteen (15) days of receipt. Acceptance shall not be unreasonably withheld. Any rejection shall state specifically the manner in which the Deliverable is materially defective. Consultant shall make the modifications necessary to correct such material defects promptly, but no later than thirty-(30) days of receipt of such notice of rejection, except as noted in the Section VIII. Warranty, above.

X.   License to Deliverables

     Kinko's shall receive a license for the GEM Software as modified and specifically configured hereunder as provided in Schedule B, attached hereto and incorporated herein by this reference. Kinko's shall receive a worldwide, perpetual, irrevocable, non-exclusive license to use the Deliverables (except the GEM Software, which is provided pursuant to Schedule B) in any manner in which Kinko's deems desirable, including without limitation the right to transfer, assign or sublicense such Deliverables.

XI.  Source Code Escrow

     Consultant shall place and maintain in escrow within sixty (60) days of execution of this Agreement and at all times throughout the term hereof and for a reasonable period thereafter as mutually agreed between the parties at Kinko's sole cost and expense with an escrow agent as designated by Kinko's specializing in software escrows, all versions of the Software source code and any updates, upgrades and/or enhancements thereto. This escrow shall contain the source code to the Software, any updates, upgrades and/or enhancements thereto in magnetic media in the original software programming language, a technical instruction manual, an operator/user manual, maintenance tools (test software and software specifications), descriptions of any proprietary or third party system utilities (compiler, installer and assembler descriptions), descriptions of system/software generation procedures, necessary non-Consultant proprietary software to the extent that Consultant possesses a license or other rights sufficient to allow transfer or sublicense, descriptions of the system/software required for use and/or support for which Consultant neither possesses, nor has rights sufficient to allow transfer or sublicense, menu and support software or subroutine libraries in source and object form, compilation procedures in machine readable form, execution procedures in machine readable form and all other necessary and available information which will enable a reasonably skilled computer software programmer or analyst to reconstruct, maintain or enhance the Software without the aid of Consultant, or any other person or reference to any other materials. Such escrow agreement shall provide that Kinko's shall be permitted to access and utilize all of the above referenced items that are held in escrow in the event: (1) Consultant fails to perform any material covenant or obligation contained in this Agreement;
     (2) Consultant shall become insolvent, bankrupt, have an order of receivership issued against it, file a petition of bankruptcy, make an assignment of substantially all of its assets in favor of its creditors;
     (3) Consultant, whether directly or through a successor or affiliate ceases to be in the software business; (4) Consultant discontinues Software as a product; or (5) Consultant elects not to provide Software support to Kinko's. Such escrow agreement shall contain other terms and conditions customary to software escrow transactions as mutually agreed between the parties.

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                                  SCHEDULE B

                                      To

                   Consulting and Software License Agreement
         Between Genisys Information Systems, Inc., and Kinko's, Inc.

                       GEM SOFTWARE LICENSE AND SUPPORT


     A. GEM Software Description. GEM is the state of the art Project Management Tracking and Report tool enabling Kinko's organization to manage and monitor large projects more effectively. Mission critical information becomes available to all levels of management through the integration of Internet browsers and web pages into the GEM system. This enables appropriate users to access and query project information across the enterprise.

     B. Software License. Consultant hereby grants to Kinko's a perpetual, worldwide, irrevocable, non exclusive, enterprise-wide license (the "License") to use the GEM computer software program supplied hereunder (the "Software") on one server, and unlimited number of web viewers. Consultant shall provide Kinko's with all appropriate materials applicable to the Software ("Documentation"). Consultant represents and warrants that it has all necessary and appropriate rights to license the Software and Documentation provided under this Agreement to Kinko's without violating any rights of any third party; and there is currently no actual or threatened claim or litigation pending by any third party against Consultant arising our of the Software or Documentation.

     C.   Maintenance /Support Fees

          1. The first fifty (50) hours of telephone support will be provided at no additional charge.

          2. Kinko's agrees to pay Consultant the total sum of Twelve Thousand Five Hundred Dollars ($12,500.00) per year for maintenance (defined below) for each year up to three (3) years. Thereafter Consultant may increase maintenance fees for the fourth year or any year thereafter. Provided however, such increase shall not exceed ten percent (10%) of the prior year's maintenance fees. All invoices shall be paid within forty-five
               (45) days receipt.

          3. If Kinko's exceeds the seventy-five (75) hours of telephone support included in the annual maintenance fee provided in paragraph C. 2 above, Kinko's shall have the following options:

               Option 1: Kinko's may add seventy-five (75) hours of additional telephone support for the sum of Five Thousand Dollars ($5,000.00) .

               Option 2: Kinko's may add two hundred (200) hours of additional telephone support for the sum of Ten Thousand Dollars ($10,000.00).

               Option 3: Kinko's shall pay Seventy-Five Dollars ($75.00) per hour for each additional hour of telephone support.

     4. Telephone support will be tracked and billed in one-half (1/2) hour increments.

     5. Consultant shall provide Kinko's with a detailed report on a quarterly basis during each annual maintenance term. Such report shall set forth the number of calls made by Kinko's to Consultant, the length of the call, and a description of the support required.

     D.   Software Maintenance.

          1. Maintenance. Maintenance shall include without limitation, seventy-five (75) hours of telephone support (pursuant to Section 3 below) updates, upgrades, bug fixes, enhancements, if any, to the Software. Consultant shall provide one (1) set of documentation and one (1) machine executable copy of the object code of the Software for each new release, update, upgrade and/or enhancement. Kinko's may make additional copies of the documentation and Software provided hereunder subject to the terms and conditions of this Agreement.

          2. Electronic Delivery. The Software and Maintenance shall be provided electronically pursuant to paragraph 23 of the Agreement.

          3. Support. Telephone support shall be provided by professionally trained personnel familiar with the Software and Kinko's application(s).

               a. Kinko's shall designate four (4) focal points for software support issues, one from each of the following groups:
                    Kinko's Help Desk; Kinko's software development team; Kinko's hardware engineering group; and Kinko's real estate department.

               b. Telephone support shall be available Monday through Friday, 8:00 am through 5:00 pm, Central Standard Time ("CST") ("Standard Support Hours"), excluding nationally-recognized holidays. A technician shall be available to take Kinko's calls during Standard Support Hours. After the Standard Support Hours, Consultant shall have a technician available between the hours of 5:00 pm and 12:00 am CST, Monday through Friday, excluding nationally recognized holidays via a pager ("Non-Standard Hours"). The technician shall return Kinko's page within one (1) hour.

Consultant shall respond to Kinko's requests for Software support in accordance with the severity levels described below:

Severity 1 Problems. Unrecoverable System Error. In the event the Software does not operate or a substantial function or feature of the Software is inoperable, which includes without limitation, processing of incorrect data or the failure of any core module of the Software, then Consultant will assign properly trained personnel familiar with the features and functions of the Software to work on the problem within one (1) hour of Kinko's initial call. Consultant shall coordinate its efforts and apply resources continuously on a priority basis until the operation of the Software or the inoperable feature or function is fully restored. It is understood that Consultant will make its best efforts to resolve the error within forty-eight (48) hours. If such correction is expected to take longer than forty-eight (48) hours, Consultant will inform Kinko's in writing of such problem. However, Consultant agrees to work continuously on such problem until it is resolved.

Severity 2 Problems. Application Database or other Error. In the event the Software is operational but a specific function is inoperative or the Software's functionality, taken as a whole, is significantly impaired or the Software's performance is otherwise significantly degraded, Consultant shall assign properly trained personnel familiar with the features and functions of the Software to work on the problem within four (4) hours of Kinko's initial call. Consultant shall continuously apply resources to restore the functionality of the Software from the time of Kinko's notification to Consultant and make every effort to fix and resolve the problem within ninety-six (96) hours of notification.